Prospectus Supplement filed pursuant to Rule 424(b)(3)
in connection with Registration Statement No. 333-136348
Innovive Pharmaceuticals, Inc.
Prospectus Supplement No. 9 dated February 15, 2007
(to Prospectus dated August 10, 2006)
8,362,852 shares of common stock
     This prospectus supplement supplements information contained in that certain prospectus, dated August 10, 2006, relating to the offer and sale by the selling stockholders listed in the prospectus of up to 8,362,852 shares of common stock of Innovive Pharmaceuticals, Inc. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original prospectus and all previous supplements. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

Material Information Reported in Current Report on Form 8-K
     On February 15, 2007, we filed our Current Report on Form 8-K to disclose the appointment of a new director to our Board. The material portions of that Form 8-K are set forth below.
     Effective February 14, 2007, Angelo De Caro was appointed to the Board of Directors of Innovive Pharmaceuticals, Inc. Mr. De Caro will serve on the Board until the next annual meeting of the stockholders of Innovive. Mr. De Caro also was appointed to the Audit Committee of the Board. Pursuant to Innovive’s director compensation policy, in consideration of his joining the Board, Mr. De Caro was granted an option to purchase 30,000 shares of Innovive common stock with an exercise price of $3.85 per share. The option will vest in equal one-third installments on the anniversary date of the grant.
     Mr. De Caro brings to the Company more than four decades of experience in finance and operations. He has served as Chairman and CEO of Patriot National Bancorp, Inc., since 2001 and as a director of that company since 1999. Additionally, during more than 16 years with Goldman Sachs & Co., he oversaw various operations departments, including finance and taxation, as well as audit and risk management functions. He served as General Partner and Senior Financial Officer at Goldman Sachs for more than 10 years and was a member of the Executive Committee of the company’s Swiss Private Bank. In addition to his tenures with Patriot National Bancorp and Goldman Sachs, Mr. De Caro served as Vice President and Senior Financial Officer at Loeb Rhoades, Inc., an investment banking firm. He was educated at Long Island University and holds an M.S. in accounting and taxation, and a B.S. in accounting.

     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the original prospectus.
     Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.
The date of this Prospectus Supplement No. 9 is February 15, 2007.